EXHIBIT 99.6

Press Release

Eight energy companies commit to reduce methane emissions

within natural gas industry

Paris, 22 November 2017, BP, Eni, ExxonMobil, Repsol, Shell, Statoil, Total and Wintershall today committed to further reduce methane emissions from the natural gas assets they operate around the world. The energy companies also agreed to encourage others across the natural gas value chain – from production to the final consumer – to do the same.

The commitment was made as part of wider efforts by the global energy industry to ensure that natural gas continues to play a critical role in helping meet future energy demand while addressing climate change. Since natural gas consists mainly of methane, a potent greenhouse gas, its role in the transition to a low-carbon future will be influenced by the extent to which methane emissions are reduced.

The eight energy companies today signed a Guiding Principles document, which focuses on: continually reducing methane emissions; advancing strong performance across gas value chains; improving accuracy of methane emissions data; advocating sound policies and regulations on methane emissions; and increasing transparency.

“Numerous studies have shown the importance of quickly reducing methane emissions if we’re to meet growing energy demand and multiple environmental goals,” said Mark Radka, Head of UN Environment’s Energy and Climate Branch. “The Guiding Principles provide an excellent framework for doing so across the entire natural gas value chain, particularly if they’re linked to reporting on the emissions reductions achieved.”

The Guiding Principles were developed in collaboration with the Environmental Defense Fund, the International Energy Agency (IEA), the International Gas Union, the Oil and Gas Climate Initiative Climate Investments, the Rocky Mountain Institute, the Sustainable Gas Institute, The Energy and Resources Institute, and United Nations Environment.

“Our analysis at IEA shows that credible action to minimise methane emissions is essential to the achievement of global climate goals, and to the outlook for natural gas,” said Tim Gould, Head of Supply Division, World Energy Outlook, IEA. “The commitment by companies to the Guiding Principles is a very important step; we look forward to seeing the results of their implementation and wider application. The opportunity is considerable – implementing all of the cost-effective methane abatement measures worldwide would have the same effect on long-term climate change as closing all existing coal-fired power plants in China.”

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Media enquiries

•	BP: +44 (0)20 7496 4076

•	Eni: +39 0252031875

•	ExxonMobil: +1 972 940 6007

•	Repsol: +34 917 538 787

•	Shell: +44 207 934 5550

•	Statoil: +47 48091183

•	Total: + 33 (0)6 24 60 57 65

•	Wintershall: +49 561 301 3301

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